UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEMC ELECTRONIC MATERIALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,

Par Value $.01 per share

(Title of Classes of Securities)

552715104

(CUSIP Number of Class of Securities Underlying Options)

Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O’Fallon)
St. Peters, Missouri 63376
(636) 474-5000

Copies To:

LaDawn Naegle
Bryan Cave LLP
1155 F Street, NW
Washington, DC 20004
(202) 508-6046

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,742,675	$548.54

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These new options have a value of $2,742,675 calculated using the Black-Scholes method based on a price per share of the Issuer's common stock of $2.30, the average of the high and low prices reported on the New York Stock Exchange on July 11, 2012.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$548.54	Filing Party:	MEMC Electronic Materials, Inc.
Form or Registration No.:	005-52339	Date Filed:	July 17, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 ( “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 17, 2012 by MEMC Electronic Materials, Inc., a Delaware corporation (“MEMC” or the “Company”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 20, 2012 (“Amendment No. 1”), relating to an offer to eligible employees of MEMC and its subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of MEMC’s common stock for fewer new stock options with a lower exercise price (the “Exchange Offer”). This Amendment No. 2 is being filed to update the disclosure to reflect the filing of the Company’s Form 10-Q for the quarter ended June 30, 2012.

Amended Disclosure

The Company amends the disclosure set forth in the Offer to Exchange Certain Stock Options for New Stock Options, dated July 17, 2012 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows.

1.	In The Exchange Offer: Section 9 (Information Concerning Us; Financial Information), the first paragraph in the subsection entitled “Financial Information” is hereby amended in its entirety to read as follows:

“Financial Information. We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in Items 8.01 and 9.01 of our Current Report on Form 8-K, filed with the SEC on May 9, 2012, and with Part I. Financial Information in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012, each of which are incorporated herein by reference. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.”

2.	In The Exchange Offer: Section 9 (Information Concerning Us; Financial Information), the first paragraph in the subsection entitled “Additional Information” is hereby amended in its entirety to read as follows:

“Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended, our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible stock options for exchange. We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you. See Section 16, Additional Information, for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.”

3.	In The Exchange Offer: Section 16 (Additional Information), subparagraph (c) of the first paragraph is hereby amended in its entirety to read as follows:

“(c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 (filed with the Securities and Exchange Commission on May 9, 2012 and August 8, 2012, respectively);”

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items to the Schedule TO that are being amended and restated, and unaffected items are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1. The information in the Offer to Exchange that was previously filed with the Schedule TO, as amended, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby supplemented and amended to the extent provided for above.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 2, under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1 (Eligible Stock Options; Eligible Employees; Expiration Date); Section 3 (Procedures for Surrendering Eligible Stock Options); Section 4 (Withdrawal Rights); Section 5 (Acceptance of Eligible Stock Options; New Stock Options); Section 6 (Conditions of the Exchange Offer); Section 8 (Source and Amount of Consideration; Terms of New Stock Options); Section 9 (Information Concerning Us; Financial Information); Section 11 (Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer); Section 12 (Legal Matters; Regulatory Approvals); Section 13 (Material U.S. Federal Income Tax Consequences); and Section 14 (Extension of the Exchange Offer; Termination; Amendment) and Schedules A-Q is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s Board of Directors and executive officers are not eligible to participate in the offer.

ITEM 10. FINANCIAL STATEMENTS.

(c)	Financial Information.

The information set forth in Item 8.01 (Other Events) and Item 9.01 (Financial Statements and Exhibits) of the Company’s Current Report on Form 8-K filed on May 9, 2012; and in Part I, Item 1, Financial Statements in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 is incorporated herein by reference. The financial information contained in the Offer to Exchange, as amended by this Amendment No. 2, under The Exchange Offer: Section 9 (Information Concerning Us; Financial Information) and Section 16 (Additional Information) is incorporated herein by reference.

(d)	Pro Forma Information.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for New Stock Options, dated July 17, 2012
(a)(1)(B)*	Form of Cover Letter from Ahmad R. Chatila to Eligible Employees, dated July 17, 2012, Regarding Offer to Exchange and Related Matters
(a)(1)(C)*	Letter from Ahmad R. Chatila Announcing the Commencement of the Stock Option Exchange Program, dated July 17, 2012
(a)(1)(D)*	Stock Option Exchange Program Frequently Asked Questions, dated July 17, 2012
(a)(1)(E)*	Form of Employee Presentation Materials and Text of Presentation to Employees
(a)(1)(F)*	Screenshots from Stock Option Exchange Program Website
(a)(1)(G)*	Form of Election Form
(a)(1)(H)*	Form of Election Rejection Letter
(a)(1)(I)*	Form of Notice of Withdrawal
(a)(1)(J)*	Form of Notice of Withdrawal Rejection Letter

(a)(1)(K)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date
(a)(1)(L)*	Form of Election Confirmation
(a)(1)(M)*	Form of e-mail to certain Eligible Employees providing e-mail delivery of offer documents (in cases where prior hand delivery or U.S. Mail delivery may not have been effective)
(b)	Not applicable
(d)(1)*	MEMC Electronic Materials, Inc. 1995 Equity Incentive Plan as Amended and Restated on April 4, 2012
(d)(2)*	MEMC Electronic Materials, Inc. 2001 Equity Incentive Plan as Amended and Restated on April 4, 2012
(d)(3)*	MEMC Electronic Materials, Inc. 2010 Equity Incentive Plan as Amended and Restated on April 4, 2012
(d)(4)*	Form of Stock Option Award Agreement to be granted pursuant to the Exchange Offer under the 2010 Equity Incentive Plan
(g)	Not applicable
(h)	Not applicable

 _____________________________

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEMC ELECTRONIC MATERIALS, INC.

By:	/s/ Bradley D. Kohn
Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary

Date: August 8, 2012